UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism a copy of its Annual Report and Accounts for the year ended 31 December 2019.

The document is available on Pearson's website at https://www.pearson.com/investors/reports-and-presentations/annual-report-accounts-2019.html

The document will shortly be available for inspection on the National Storage Mechanism website: http://www.morningstar.co.uk/uk/nsm

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc's Annual Report and Accounts for the year ended 31 December 2019 (the "2019 Annual Report and Accounts").

The information below, which is extracted from the 2019 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc's Preliminary Announcement issued on 21 February 2020, which is available on the Company's website at:

https://www.pearson.com/news-and-research/announcements/2020/02/pearson-2019-results.html

Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2019 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2019 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

"Each of the Directors, whose names and functions are listed on p54-56, confirms that, to the best of their knowledge:

●
The Group and Company financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group and company
●
The Strategic report contained in the annual report includes a fair review of the development and performance of the business and the position of the Group and company, together with a description of the principal risks and uncertainties that they face.

This responsibility statement has been approved by the Board on 6 March 2020 and signed on its behalf by:

Coram Williams
Chief Financial Officer"

RELATED PARTY TRANSACTIONS

"Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12.

Key management personnel

Key management personnel are deemed to be the members of the Pearson executive (see p57). It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2019. Key management personnel compensation is disclosed below:

All figures in £millions	2019	2018
Short-term employee benefits	5	6
Retirement benefits	1	1
Share-based payment costs	4	7
Total	10	14

There were no other material related party transactions. No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

STRATEGY AND CHANGE
1. Business transformation and change:
Risk description: The accelerated pace and scope of our transformation initiatives increase our risk to execution timelines and to the business's adoption of change.

2019 activity:
● During 2019, planned headcount reductions were completed, allowing the delivery of annualised savings as expected of the programme.
● A range of additional transformation initiatives were successfully completed, with further ones identified for completion in H1 2020. See the Audit Committee update on business transformation on p74 for more details.

2020 plans:
● Deliver the Business Value Realisation (BVR) Plan, that will continue to further stabilise operations, resources and existing governance models.
● Continue to review and make recommendations on further optimisation programme opportunities.
● Create a key performance indicator (KPI) scorecard to reflect stabilisation activities.
● Progress rest of world phase of TEP.
..

2.Products and services:
Risk description: Failure to successfully invest, develop and deliver innovative, market-leading global products and services that will have the biggest impact on learners and drive growth.

2019 activity:
● Product innovation: we made progress across key markets in implementing product portfolio management to ensure our products are aligned to our strategy to achieve target revenue and profitability. We also made significant progress understanding the competitive and structural threats, especially to our US Higher Education Courseware business, and made progress mitigating these.
● Product and investment portfolio: we improved visibility into how our products and services contribute to Pearson's overall growth, and are using that as an input for the future investment allocation process. We continued to build our employability capabilities and further clarified our investment priorities.
● Competition: market share competition remained high, especially due to pricing pressure from low cost competitors, including, in US Higher Education Courseware, open educational resources (OER). The proposed Cengage & McGraw Hill merger, if it proceeds, will consolidate our two largest competitors in this market. The impact of this remains unknown. However, we believe we have the right strategy in place with our Inclusive Access (IA) programme to tackle affordability and keep ahead of the consumer trend to digital.

2020 plans:
● Build on the 2019 launch of the Pearson Learning Platform (PLP): 60% of all Revel fall subscriptions on PLP by the end of the year; over 100 MyLab and Mastering titles on PLP in 2021.
● Launch a new Pearson eText, with an expanded catalogue and enhanced features that differentiate it from a conventional third-party eReader.
● Continue efforts to embed the product lifecycle framework into our decision-making processes.
● Use the results of the US Higher Education Courseware baseline survey we did in 2019 to inform and design new ways of working.
● Improve our ability to horizon scan the market and customer behaviours, which will provide improved trend analysis and agility to respond to trends.

3.Talent: Risk description: Failure to attract and retain the talent we need and to create the conditions in which our people can perform to the best of their ability.
2019 activity:
People development:
● We continued with the development of our VP and Director levels, with the Lead to Succeed programme, which aims to support succession planning.
● We refreshed our Manager Fundamentals training across the company, with tools and resources that are shared with line managers each month.
● We continued targeted learning with our internal learning and development platform, Pearson U, with career development workshops.

Diversity & Inclusion (D&I):
● We conducted D&I assessments and dashboard reviews with Executive team members and their leadership teams.
● We continued mentoring programmes for female talent, with Board members mentoring SVP women and Executive team members mentoring VP women.

Employee engagement:
● Internal teams with global employees were created to address company-wide issues (e.g. silo-busting, performance management, employee learning).
● An Employee Engagement Network was created with cross-functional, top talent employees to provide an employee voice for strategic input at Pearson. We completed research, gathered insights, delivered messaging workshops for the Employee Value Proposition which aims to improve recruiting outcomes and increase talent retention.
● We launched the Pearson Proud campaign intended to empower employees as Pearson advocates.

Structure and approach:
● Created the SVP-Learning position reporting to the Chief Human Resources Officer (CHRO) which is responsible for scaling Pearson products to all employees.
● Centralised HR centres of expertise that make up our employee experience under a newly created SVP-Employee Experience role.
● Refreshed performance management tool for employees with quarterly check-ins that focus on feedback, development and to improve performance outcomes.

2020 plans:
● Work with each Pearson Executive team member and their teams to make progress on the 2019 actions from the 2018 Organisational Health Index, to improve decision-making and role clarity, as well as driving innovation and learning.
● Roll out the 'new employee value proposition' programme.
● Reskill/upskill employees as teams restructure and new roles are created. Assess and refine the HR global strategy.
● Continue with the work under way on our recruitment marketing platform. This will help Pearson to attract and convert passive candidates to become employees and build our brand in the technology sector.
● Look to update Pearson's remuneration philosophy to align with our five-year strategy and provide flexibility to adapt remuneration policies for business and talent needs as we continue to build on our digital transformation.

4.Political and regulatory risk: Risk description: Changes in governments, policy and/or regulations have the potential to impact business models and/or decisions across all markets.
2019 activity: In our two biggest markets, the UK and the US, progress in 2019 was as follows:
● In the UK, we continued to build Pearson's position as a leader, expert and innovator in general qualifications, technical/vocational education and assessment.
● In the US, we positioned Pearson as an innovator in the education and workforce space, among both parties, in state capitals, on Capitol Hill and with the Trump administration.
● We maintained fair market access through national and state partnerships, as well as direct lobbying.
● With the bipartisan National Governors Association, we shaped the Chair's workforce initiative which was shared with all governors, informing state policies.
● We continued to monitor trade actions and sanctions that could impact business goals.

2020 plans: The Government relations team will continue to monitor and advise on:
● Online learning legal and regulatory challenges.
● Instructional material market risks that arise when Governments mandate the use of state-produced instructional materials and/or content (China, Hong Kong, South Africa and India).
● Implications of being a US/UK company in the current global geopolitical environment.

OPERATIONAL
5. Testing failure:
Risk description: Failure to deliver tests and assessments (e.g. for Pearson UK, Schools and VUE) and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

2019 activity:
● In 2019, there was a GCE (A level) Maths security breach which was managed as a significant incident. We have since reviewed, analysed and strengthened our security options, in conjunction with other awarding bodies.
● A complete review, with improvements was delivered to our test fraud investigations processes, in partnership with our key UK clients.
● Development was completed for an improved process enabling more secure access to live test materials for centres, rather than manual provision via email or secure file transfer.
● An improved VQ system monitoring was introduced and we reduced the frequency and volume of unconfirmed bookings (i.e. test provision failure).
● All School Assessment customer-facing products were successfully migrated to the cloud, resulting in greater scalability, reliability, efficiency and security.

2020 plans:
● Utilise technology, moving systems to more stable and secure platforms in the cloud. Work continues to ensure that any technology changes are fully factored into all of Pearson's business continuity activities and adjustments are made to relevant certifications and regulatory frameworks.
● Work with our security technology teams to further develop systems and partnerships towards fraud detection analytic models, AI and machine learning analysis.
● Ensure assurance will continue to extend ISO activity across products and geographies. We will also further mature our business continuity measures by improving integration of Disaster Recovery (DR) and Business Continuity (BC) activities. Additional certifications are under way to further strengthen our security and technology resilience.
● Ensure that our service plans will continue to develop a technology-based solution to reduce or eliminate manual Test Publishing Quality Assurance (TPQA) processes.

6.Safety, safeguarding and corporate security:
Risk description: A variety of risks that can cause harm to our people, assets and reputation continue to evolve as our company does. While some risk has reduced due to outsourcing and divestiture, the diverse nature of our people's activities require continued focus, resource and improvement to reduce the potential for harm

2019 activity:
Health & Safety and wellbeing
● In 2019, two serious and separate incidents occurred, at the same Pearson printing facility. Both highlighted the continued need by staff and managers at a local/regional level for focus and improvement.
● Continued to implement all outstanding audit actions, meeting or exceeding targets for follow-up action closure.
● Mental health awareness has been included in high impact events sessions and was extensively rolled out in APAC, as part of the R U OK? Campaign.
● We continued to monitor implementation of our Health & Safety Statement, which sets out our commitment to protecting the health, safety and welfare of all our employees and anyone else who comes into contact with our operations around the world, including our learners, customers and other partners. We also migrated from BS OHSAS 18001 to the new ISO 45001 standard covering Pearson Management Services in our UK Head Office.

Safeguarding
● There were stronger engagements across relevant Pearson business lines and fresh development of safeguarding policies in PIHE in South Africa and Pearson College London.
● Productive conversations and future knowledge was developed with the UK's Internet Commissioner.
● An advisory review was undertaken with our businesses in Brazil, which will continue to support safeguarding practice in the franchise businesses, and consider how we integrate safeguarding in our future product offerings.
● At Pearson College London, we published policies that offer advice and guidance on sexual harassment, self harm and suicide.

Corporate security
● There was one catastrophic incident involving Dieter Kowalski, a Pearson IT manager, who sadly lost his life while on business travel to Colombo, Sri Lanka. Dieter was a victim of the Easter Sunday terror attacks.
● Travel security continues to grow in support of more travellers and new countries and cities and is no longer limited solely to higher-risk locations.
● Security reviews for higher-risk locations were conducted in new locations.
● High impact events (HIE) awareness continued across key locations.

2020 plans:
Health & Safety and wellbeing
● Continue to further develop the analysis of occupational health data to ensure proactive and reactive intervention strategies are aligned for the promotion of employee wellbeing.
● Implement a global solution to report, escalate, investigate and action Health & Safety incidents (including near misses).
● Continue to focus on risk controls in high-risk activities while improving local oversight of relevant risks in lower-risk environments (emergency planning, ergonomics, stress and wellbeing).
● Deliver wellbeing and mental health awareness and training across North America.

Safeguarding
● Continue to develop best practice and policy in regard to online safeguarding/harm.
● Continue discussions with external consultants towards ensuring compliance with best practice and developing legislation.
● Work towards the global implementation of the programme and effective support for learners.
● Continue to develop our incident reporting, analysis and assurance plans.
● Integrate diversity into our safeguarding practices.

Corporate security
● Continue to identify key risks when selecting properties across the globe, and particularly for higher-risk locations.
● Work towards 'secure by design' in our new/refurbished offices.
● Deliver further high impact events (HIE) awareness.
● Work with those markets which do not have a dedicated travel provider, thus reducing risk and improving our response capabilities.
● Continue to develop our current intelligence and information third-party relationships for better sharing of the risk horizon across Pearson.

7.Customer experience:
Risk description:  Failure of either our current, (or future) operations, supply chain or customer support to deliver an acceptable service level at any point in the end-to-end journey; or to accelerate Pearson's lifelong learner strategy and transformation of our higher education business (direct to consumer business model and online presence).

2019 activity:
● In 2019, our UK back to school period went well, with improved fulfilment rates and all Service Level Agreements (SLAs) being met. In addition, our helpline call volumes were down.
● We continued to see improvements in forecast accuracy in the UK with the deployment and adoption of new systems.
● We successfully implemented our Brexit contingency plans with our existing channel partner, providing warehousing and logistics services to UK-based customers
● In North America, we improved capabilities within the team and implemented improved processes. Warehouse fulfilment rates exceeded the SLA.
● Our US Customer Experience team launched a modern digital experience for learners in the US and Canada. The new Pearson website provides the first global experience that merges content and commerce.
● Customer Support teams continued to make progress in product improvement, self-help strategy and assisted support improvements.
● Our focus remained on the performance and stability of all product platforms.

2020 plans:
Customer experience
● Onboard additional portfolios to redefine the user experience - e.g. ITPro, Pearson eText; which will rollout in our UK higher education market.
● Work with customer service teams to establish a 24/7 support model for learners.
● Enable new commercial models e.g. Buy Now Pay Over Time.
● Expand the Voice of Customer (VOC) programme for BVR initiatives.

Customer service and support
● Continue with core platform deployment across all lines of business to enable modern support experiences.
● Continue to work with technology on business cases for increased efficiencies.
● Continue partnering with business owners to introduce more differentiated services to drive loyalty and growth.

8.Business resilience:
Risk description:  Failure to plan for, recover, test or prevent incidents involving any of our products, customers and our businesses' locations. Incident management and technology disaster recovery plans may vary in ability/ comprehensiveness across the Group.

2019 activity:
● Direct and prolonged incident management support to key office locations following the Easter Sunday attack in Sri Lanka.
● Resiliency visits made to workforces, landlords and critical suppliers in the US, South Africa, India and the Philippines, to assure local coordinated incident and business continuity readiness, including media management. Incident response teams created where none existed in critical areas.
● Work continued on the delivery of a Facility Manager bundled service in North America.
● Improved capabilities to respond to incidents across Pearson globally.
● Continue to drive the risk message as prevention rather than reaction, towards a change focused on agile resilience.

2020 plans:
● Continue with global process owners to embed business continuity planning within their processes.
● Respond appropriately to major incidents. Resilience resources will continue to develop local, high-quality teams and plans.
● Ensure critical vendors have mature response plans which are annually resilience-assured.
● Continue to invest time in all critical vendors to ensure KPIs can be met during a range of disruptions.
● As of February 2020, the COVID-19 outbreak in China is a new emerging risk to the wider economy across mainland China, Hong Kong, and a growing number of countries around the world. We have invoked our business resilience plans to help ensure the safety and well-being of our staff while enhancing our ability to support our customers and maintain our business operations.

9.Data:
Risk description:  Inability to utilise our data to achieve market intelligence and increase productivity and efficiency, while managing market risk impacts arising from customer concerns around use of student data, may significantly affect management of our core operations and achievement of our strategy objectives.

2019 activity:
● Defined our data governance and toolset.
● Our data orchestration programme saw a solution director assigned to commence scoping work and future structures.
● Initiated four work streams:
- data privacy
- data governance
- data catalogue
- data KPIs
● Initiated product, customer, supplier and employee governance work streams.

2020 plans:
● Introduce a governance operating model to become operational with an initial focus on the customer and product, followed by employees and suppliers.
● Introduce a data maturity model enabling continuous improvements to be made as we progress with Pearson's digital transformation.

FINANCIAL
10.Tax:
Risk description:  Legislative change caused by the OECD Base Erosion and Profit Shifting initiative, the UK exit from the EU, or other domestic governments' initiatives, including in response to the European Commission State Aid decision regarding the UK CFC exemption, results in a significant change to the effective tax rate, cash tax payments, double taxation and/or negative reputational impact.

2019 activity:
● State Aid - the Group appealed against the Commission's decision and continues to work through the implications of the decision with support from external advisers.
● Reputational risk - the third annual tax report has been published. Pearson has signed up to the B-Team tax principles and is actively participating in the B-Team tax working group.
● Legislative changes - the Group continued to assess and monitor proposed changes in the international tax framework, including proposals to address the tax challenges arising from the digitalisation of the economy.

2020 plans:
● State Aid risk - the specific next steps depend on the response from HMRC and any update on the EC legal case, and are likely to include the requirement for a payment on account. However, we will continue to confer with external advisors to protect the Group's position.
● Tax legislation - work continues to mitigate the impacts of changes in the international tax environment and to monitor the ongoing OECD work.

LEGAL AND COMPLIANCE
11.Information security and data privacy:
Risk description:  We have from time to time experienced, and may continue to experience in the future, security breaches of our systems despite our best efforts to prevent them. We also risk failure to comply with data privacy regulations and standards. The above could result in damage to the customer experience, our reputation, and a breach of regulations and financial loss.

2019 activity:
Information security
● For our people, refreshed security awareness training and policies were launched to ensure all employees understand their responsibilities for securing information.
● We enhanced account access controls through Multi Factor Authentication and Privilege User Management.
● Pearson continued to evolve our security controls to enable IT simplification and other transformation programmes.

Data Privacy
● In 2019, we put plans in place to ensure that we were appropriately prepared for the California Consumer Privacy Act, including updates to privacy notices, execution of relevant vendor terms, implementation of processes to respond to user right requests and extensive training and guidance.
● Held privacy summits with key product and tech teams focused on embedding privacy by design.
● Notified affected customers of unauthorised access to school and university AIMSweb 1.0 accounts. See https://www.pearson.com/news-and-research/announcements/2019/07/pearson-customer-notification.html

2020 plans:
Information security
● Our people will have access to role-based security training and resources to further influence our security culture.
● We will complete roll-out of enhanced laptop and mobile security controls, to track best practices.
● Information Security resources, tooling and practices will continue to be embedded in our learning, enterprise and infrastructure platforms to ensure comprehensive security by design.
● We will enhance our ability to detect and respond to potential security incidents through development of automated security tools in our Security Operations Centre.

Data Privacy
● Globally assess new laws and regulations coming into force and prepare for their implementation.
● Expand scope of processes to address new user/data subject right requirements in additional jurisdictions.
● Work with product teams to review and update retention schedules.
● Continue to engage with relevant teams to drive privacy by design in product development.

12.Intellectual property:
Risk description: Failure to adequately manage, procure, protect and/or enforce intellectual property rights (including trademarks, patents, trade secrets and copyright) in our brands, content and technology may impair the value of our core assets, or reduce profits.

2019 activity:
● Continued to reduce our multiple brand identities, streamline and strengthen Pearson's brand and patent key strategic technology assets (PLP, Aida, etc).
● Expanded internal governance and best practices to ensure effective rights management and mitigation of infringement risks across IP.
● Targeted IP enforcement against key third party infringers of Pearson copyright (piracy), brands and patents.

2020 plans:
● Continue 2019 activities with focus on improving IP practices and governance across growth geographies and reorganised product groups.
● Monitor increasing risks posed by local legislation and global treaties aimed at reducing copyright protection of educational content and partner with local associations to resist these policy shifts.

13.Compliance:
Risk description: Failure to effectively manage risks associated with compliance (principally ABC and sanctions risk), including failure to vet third parties, resulting in reputational harm, Anti-Bribery and Corruption (ABC) liability, or sanctions violations.

2019 activity:
● Completed the rollout of a third-party due diligence programme globally and over 32,000 third parties have undergone ABC and sanctions due diligence.
● Created and launched a learning course for third-party due diligence in the UK, US and Canada. This will be rolled out to the rest of the world in 2020.
● Our annual Code of Conduct rollout achieved 100% completion in record time, and we implemented a global conflict of interest policy as part of that launch.
● We launched our SpeakUp campaign in certain key markets, and incorporated it into the Code of Conduct. As a result, reports into the PearsonEthics.com portal have increased by 69%.

2020 plans:
● Focus on sanctions compliance best practice in 2020 in light of the 2019 US Department of Treasury guidance.
● Continue ABC risk assessments to monitor implementations of our ABC and sanctions compliance programme policies and procedures, as well as to identify areas of continuous improvement.
● Evaluate a prospective interactive Code of Conduct, for potential launch in 2021.
● Finalise any legacy third-party due diligence efforts.

14.Competition law:
Risk description: Failure to comply with antitrust and competition legislation could result in costly legal proceedings and fines of up to 10% of global revenue; other financial consequences such as class actions, damages, void contracts; and could adversely impact our reputation.

2019 activity:
● Continued holding training and refresher sessions for our employees.
● Formed a working group in the Lawyers Network, dedicated to performing an in-depth assessment on Pearson employees involved in industry association groups.
● Set up a working group to assess on resale price maintenance risk in all countries where Pearson is active, to match the recent trend of enforcers to target this type of infringement.
● Launched eLearning modules on information-exchange risk.

2020 plans:
● Develop our approach to industry associations and information-exchange, which will include work on specific training and monitoring levels of awareness.
● Continue efforts on resale price maintenance with the working group to assess risk and issue recommendations.
● Raise awareness via the efforts of our Antitrust Lawyers Network.
● Convey and encourage compliance measures to all teams, as part of our antitrust compliance programme, as recognised by enforcers."

LEGAL NOTICE

"This document includes forward-looking statements concerning Pearson's financial condition, business and operations and its strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. They are based on numerous expectations, assumptions and beliefs regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are various factors which could cause Pearson's actual financial condition, results and development to differ materially from the plans, goals, objectives and expectations expressed or implied by these forward-looking statements, many of which are outside Pearson's control. These include international, national and local conditions, as well as the impact of competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and, in particular, the risk factors set out in this document, which you are advised to read. Any forward-looking statements speak only as of the date they are made and, except as required by law, Pearson gives no undertaking to update any forward-looking statements in this document whether as a result of new information, future developments, changes in its expectations or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 March 2020
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary